UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001- 40306

UTime Limited

(Registrant’s name)

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation of Directors

On May 8, 2023, Mr. Min He notified UTime Limited (the “Company”) of his intent to resign as a board member of the Company, effective immediately. Mr. He confirmed that his resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

On May 8, 2023, Mr. Weiyuan Wang notified the Company of his intent to resign as a board member of the Company, effective immediately. Mr. Wang confirmed that his resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

On May 8, 2023, Mr. Minfei Bao notified UTime Limited (the “Company”) of his intent to resign as Chief Executive Officer and Chairman of the Company, effective immediately. Mr. Bao confirmed that his resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

Appointment of Directors and Officer

On May 8, 2023，the Board of Directors adopted resolutions approving Mr. Hengcong Qiu as Chief Executive Officer and chairman and Mr. Xiaoqian Jia and Minfei Bao as directors of the Board, effective as of May 8, 2023, immediately following the resignation of the three individuals.

Mr. Hengcong Qiu, 38 years old, served as a Marketing VP of Shenzhen Radical Stone Weiye Fund Management Co., Ltd. between September 2020 to September 2021. He was responsible for the fund raising business, sales management, branch and subsidiary management as well as partner institution management. Prior to that, Mr. Qiu served as a VP at Zhuhai Huiyin Chengyuan Investment Management Co., Ltd. from August 2017 until August 2020. He was responsible for fund raising business as well as client management. From June 2015 to July 2017, Mr. Qiu served as Sales Director at Shenzhen Radical Stone Weiye Fund Management Co., Ltd. From December 2011 to August 2015, Mr. Qiu served as a Department Manager in Everbright Bank. Mr. Qiu earned a bachelor’s degree in Guangdong University of Technology in China and is currently enrolled in EMBA program in Tsinghua University.

Pursuant to an employment agreement dated May 8, 2023 by and between the Company and Mr. Qiu, Mr. Qiu will serve as the CEO of the Company for a term of one year. He will receive compensation of 3,000 RMB (approximately $435.60) per month. The Company will also reimburse any out-of-pocket expenses incurred by Mr. Qiu in connection with his services provided in such capacity.

There is no arrangement or understanding with any person pursuant to which Mr. Qiu was appointed as CEO and director of the board of the Company. There are no family relationships between Mr. Qiu and any director or executive officer of the Company.

Mr. Xiaoqian Jia, 40 years old, served as Chief Executive Officer of CORNS (Singapore)’s Thailand Operation Center since 2022. From 2021 to 2022, Mr. Jia served as COO and operating director of YD PLASTICS. He formulated development and sales strategies, annual plans, and budgets for investment operations. Prior to YD PLASTICS, Mr. Jia served as CEO of Beijing Dynamic Future Technology Education Co. between 2020 and 2021. From 2016 to 2018, Mr. Jia served as Chief Operating Officer of Harbin Wright Brothers Flight Technology Co., Ltd. As COO, Mr. Jia assisted the technical research and development department to improve simulators. Mr. Jia also assisted in implementing product promotion and project implementation and completed the launch of 1000 simulation machines in the Chinese market. Mr. Jia earned a bachelor’s degree in Electronic Computer Communication Engineering from Nanyang Technological University and a master’s degree in Business Administration from University of Southampton. He is pursuing PhD degree of Business Administration in the Bangkokthonburi University.

Pursuant to a director offer letter dated May 8, 2023 by and between the Company and Mr. Jia, Mr. Jia will serve as a director of the board of the Company for a term of three years. He is qualified as an independent director. He will receive a salary of 3,000 RMB (approximately $435.60) per month. The Company will also reimburse any out-of-pocket expenses incurred by Mr. Jia in connection with his services provided in such capacity.

There is no arrangement or understanding with any person pursuant to which Mr. Jia was appointed as director of the board of the Company. There are no family relationships between Mr. Jia and any director or executive officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) UTIME LIMITED

Date:	May 10, 2023

By:	/s/ Minfei Bao
Name:	Minfei Bao
Title:	Director

2